ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-283672
Dated February 26, 2025

Trigger Callable Contingent Yield Securities with Daily Coupon Observation based on the worst performing of the Nikkei 225® Index, the Russell 2000® Index and the S&P 500® Index due on or about March 9, 2027

This document provides a summary of the terms of the Trigger Callable Contingent Yield Securities with Daily Coupon Observation (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying index and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying indices:	Nikkei 225® Index (Bloomberg Ticker: “NKY”) Russell 2000® Index (Bloomberg Ticker: “RTY”) S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000 per security
Pricing date:	Expected to be March 4, 2025
Original issue date:	Expected to be March 7, 2025 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	Expected to be March 4, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be March 9, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Issuer call feature:

UBS may elect, on or before any observation end date (other than the final determination date), to call the securities at its discretion in whole, but not in part (an “issuer call”), on the coupon payment date corresponding to such observation end date (the “call settlement date”), regardless of the closing levels of the underlying indices on such observation end date.

Issuer call amount:

If UBS elects to call the securities, UBS will pay you on the call settlement date a cash payment per security equal to the stated principal amount plus any contingent coupon otherwise due, and no further payments will be made on the securities.

Contingent coupon:	■

If the closing level of each underlying index is equal to or greater than its coupon barrier on each trading day during the applicable observation period (including the final observation period), we will pay you a contingent payment of $35.00 (equivalent to 14.00% per annum of the stated principal amount) per security for the applicable observation period on the relevant coupon payment date.

■ If the closing level of any underlying index is less than its coupon barrier on any trading day during an observation period, we will not pay a coupon payment on the relevant coupon payment date.
Observation end dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Coupon payment dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events.
Observation period:

The first observation period will consist of each day from but excluding the trade date to and including the first observation end date, subject to postponement in the event of a market disruption event as described in the first paragraph of “General Terms of the Securities — Market Disruption Events — For Securities that reference a valuation period” in the accompanying product supplement. Each subsequent observation period will consist of each day from but excluding the prior observation end date to and including the next following observation end date. References in the accompanying product supplement to one or more “valuation periods” shall mean the observation periods for purposes of the market disruption event provisions in the accompanying product supplement.

Payment at maturity:	■

If UBS does not elect to call the securities and the final index level of each underlying index is equal to or greater than its trigger level:

(i) the stated principal amount plus (ii) any contingent coupon otherwise payable on the maturity date.

■

If UBS does not elect to call the securities and the final index level of any underlying index is less than its trigger level:

a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return of the worst performing underlying index, for an amount equal to (i) the stated principal amount multiplied by (ii) one plus the underlying return of the worst performing underlying index.

If UBS does not elect to call the securities and the final index level of any underlying index is less than its trigger level, investors will lose a significant portion and, in extreme situations, all of their initial investment regardless of the performance of any other underlying index.

Underlying return:	With respect to each underlying index, the quotient, expressed as a percentage of the following formula: (final index level − initial index level) / initial index level
Worst performing underlying index:	The underlying index with the lowest underlying return as compared to any other underlying index
Coupon barrier level:	With respect to each underlying index, 80.00% of its initial index level. The actual coupon barrier levels will be determined on the pricing date.
Trigger level:	With respect to each underlying index, 75.00% of its initial index level. The actual trigger levels will be determined on the pricing date.
Initial Index level:	With respect to each underlying index, the closing level of such underlying index on the pricing date.
Final Index level:	With respect to each underlying index, the closing level of such underlying index on the final determination date.
CUSIP / ISIN:	90308VEE7 / US90308VEE74
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.00% of the aggregate principal amount.
Estimated initial value:	Expected to be between $925.00 and $955.00 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988225011297/ubs_424b2-05818.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical trigger level of 75.00% of the hypothetical initial index level of the worst performing underlying index and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Worst Performing Underlying Index	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of loss at maturity. The securities differ from ordinary debt securities in that UBS will not necessarily repay the full principal amount of the securities at maturity. If UBS does not elect to call the securities, UBS will repay you the principal amount of your securities in cash only if the final index level of each underlying index is equal to or greater than its trigger level, and will make such payment only at maturity. If UBS does not elect to call the securities and the final index level of any underlying index is less than its trigger level, you will lose a significant percentage of your stated principal amount equal to the underlying return of the worst performing underlying index and, in extreme situations, you could lose all of your initial investment.

▪The stated payout from the issuer applies only if you hold your securities to maturity.

▪You may not receive any contingent coupons with respect to your securities

▪Your potential return on the securities is limited, you will not participate in any appreciation of the underlying indices and you will not have the same rights as holders of any index constituent stocks.

▪Greater expected volatility with respect to, and lower expected correlation of, the underlying indices generally reflects a higher contingent coupon rate and a higher expectation as of the trade date that the final index level of any of the underlying indices could be less than its trigger level.

▪UBS may elect to call the securities and the securities are subject to reinvestment risk.

▪An investment in securities with contingent coupon and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features.

▪Because the securities are linked to the worst performing underlying index, you are exposed to a greater risk of receiving no contingent coupons and losing a significant portion or all of your initial investment at maturity than if the securities were linked to a single underlying index or fewer underlying indices.

Risks Relating to Characteristics of the Underlying Indices

▪Market risk.

▪You are exposed to the market risk of each underlying index.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪Changes affecting the underlying indices, including regulatory changes, could have an adverse effect on the market value of, and return on, the securities.

▪There is no affiliation between the respective index sponsors and UBS, and UBS is not responsible for any disclosure by such entity.

▪The underlying indices reflect price return, not total return.

▪The securities are subject to risks associated with non-U.S. securities markets.

▪The underlying return of the Nikkei 225® Index will not be adjusted for changes in exchange rates relative to the U.S. dollar even though its index constituents are traded in a non-U.S. currency and the securities are denominated in U.S. dollars.

▪The securities are subject to small-capitalization stock risks.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price; the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the trade date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the trade date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

▪Potentially inconsistent research, opinions or recommendations by UBS.

▪Potential UBS impact on an underlying index or index constituent stock.

Risks Relating to General Credit Characteristics

▪Any payment on the securities is subject to the creditworthiness of UBS.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” herein and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Indices

For information about the underlying indices, including historical performance information, see “Information About the Underlying Indices” in the preliminary pricing supplement.

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